Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

        On April 26, 2004, Oxford Health Plans, Inc. distributed the document set forth below to certain Oxford employees.

Key Messages for Oxford Leaders About Oxford/UnitedHealth Merger

  •
  UnitedHealth Group, Inc and Oxford Health Plans today announced its definitive agreement to merge UnitedHealthcare and Oxford Health Plans, creating an alliance between two recognized industry leaders. Upon completion of the transaction, which is subject to shareholder and regulatory approval, Oxford will become a wholly-owned subsidiary of UnitedHealth Group.

  •
  In addition to the combination of two premier brands, this transaction joins together two highly complementary organizations. United is a Fortune 50 company and one of the industry's prominent national brands. Oxford is the leading regional brand in one of the most important markets in the country.

  •
  UnitedHealthcare's outstanding track record of industry leadership, a strong national platform and technological capabilities is a natural strategic fit with Oxford's strong regional focus and relationships, comprehensive and innovative product offering, and outstanding service reputation.

  •
  This merger expands the scope of new business opportunities for both companies and enhances benefits for our employees, members, employer groups and brokers.

  •
  The new combined company benefits from the enhanced strength in the tri-state area.

  •
  Merging our respective competencies will diversify the customer portfolio and provide a streamlined infrastructure that will enable Oxford to better serve the needs of our customers and members by delivering enhanced flexibility, cost efficiency and service. This merger expands our efforts to serve as many customers as possible.

  •
  As a well-known growth company, United's merger with Oxford expands our growth opportunities.

  •
  This combination supports Oxford's business strategy as it allows the Company to leverage UnitedHealthcare's national provider network, wide range of ancillary products and services as well as its industry leading operational capabilities to enhance membership and revenue growth within the tri-state area.

  •
  Oxford will now be better situated to market and service business that is a natural extension of our traditional client base—for example, by providing national coverage to tri-state employers with regional offices across the United States.

  •
  The Oxford brand, product portfolio, operational excellence and strong local relationships were the key factors that made us attractive to United.

  •
  As such, the plan is for our Company, and our products to retain the Oxford name as well as our Trumbull, Connecticut offices.

  •
  Chuck Berg will remain CEO of the enterprise and will lead the transition with the support of Oxford's current management team who are committed to this endeavor and will remain in their existing roles.

    •
    The current tri-state operations of United will be folded into Oxford's operations, with their leadership reporting to Chuck Berg.

    •
    Service to our members, payment to our providers and other operations will continue uninterrupted.

  •
  This was a merger that was attractive to both parties for marketplace and growth opportunities, not for cost savings.

  •
  Both management teams agree that our employees are vital to the future success of the combined enterprise.

  •
  Ultimately, we expect this merger to result in new or expanded opportunities for career growth.

Cautionary Statement Regarding Forward-Looking Statements

        This communication contains certain forward-looking information about Oxford Health Plans, Inc. ("Oxford"), UnitedHealth Group Incorporated ("UnitedHealth Group") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Oxford and UnitedHealth Group, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Oxford and UnitedHealth Group; the parties' ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Oxford's operations into UnitedHealth Group's UnitedHealthcare unit; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation relating to health care and health benefit plans; the state of the economy; rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies; competitive pressure on the pricing of Oxford's products, including acceptance of premium rate increases by Oxford's commercial groups; higher than expected administrative costs in operating Oxford's business and the cost and impact on service of changing technologies; the ability of Oxford to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements; any changes in Oxford's estimates of its medical costs and expected cost trends; the impact of future developments in various litigation matters and the periodic examination, investigation and review of Oxford by various federal and state authorities; Oxford's ability to renew existing members and attract new members; Oxford's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs; and any future acts or threats of terrorism or war. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Oxford nor UnitedHealth Group undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Oxford's and UnitedHealth Group's various SEC reports, including, but not limited to, each party's Annual Report on Form 10-K for the year ended December 31, 2003.

Additional Information and Where to Find It

        This communication may be deemed to be solicitation material in respect of the proposed merger of Oxford and UnitedHealth Group. In connection with the proposed transaction Oxford and UnitedHealth Group intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement. STOCKHOLDERS OF OXFORD ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Oxford. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

Participants in Solicitation

        UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

        Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in respect of the proposed transaction. Information concerning Oxford's participants is set forth in the proxy statement, dated March 31, 2003, for Oxford's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.